Exhibit 21.1
Blackboard Inc. Subsidiaries

Entity	State/Country of Formation
Blackboard Tennessee, LLC	Delaware

Bb Acquisition Corp.	Delaware

Blackboard International Holdings Inc.	Delaware

Bb Management LLC	Delaware

Blackboard CampusWide of Texas, Inc.	Texas

Blackboard International L.P.	Bermuda

Blackboard International B.V.	Netherlands

Blackboard Japan KK	Japan

Blackboard (Beijing) Co., Ltd.	China

Blackboard (UK) Limited	United Kingdom

Blackboard Educational (Canada) Corporation	Canada

Blackboard (Australia) Pty Ltd.	Australia

Cerbibo Holding Co., Ltd.	Cayman Islands

Blackboard Czech s.r.o.	Czech Republic

Blackboard Connect Inc.	North Carolina

Blackboard Singapore Pty Limited	Singapore

CERNET-Blackboard Information Technology (Beijing) Co., Ltd	China

ANGEL Learning, Inc.	Indiana

Blackboard Collaborate Inc.	Delaware

Blackboard Collaborate Canada Inc.	Canada

Blackboard Collaborate UK Limited	United Kingdom

Blackboard Student Services Inc.	Delaware

Blackboard FZE	United Arab Emirates